

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Gil Van Bokkelen
Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

      Re: Athersys, Inc.
          Registration Statement on Form S-3
          Filed August 11, 2020
          File No. 333-244384

Dear Dr. Van Bokkelen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Michael J. Solecki, Esq.